Similarweb Ltd.
33 Yitzhak Rabin Rd.
Givatayim 5348303, Israel

May 29, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Matthew Crispino

Re:	Similarweb Ltd. Registration Statement on Form F-3
File No. 333-279295

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Similarweb Ltd. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on May 31, 2024, or as soon thereafter as practicable, or at such other time as the Company, or their outside counsel, DLA Piper LLP (US), requests by telephone that such Registration Statement be declared effective.

Please contact Penny Minna of DLA Piper LLP (US) at (410) 580-4228 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

SIMILARWEB LTD.

/s/ Jason Schwartz
Name: Jason Schwartz
Title: Chief Financial Officer